Form 5 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). __ Form 3 Holdings Reported __ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Whitman, Martin J.	2. Issuer Name and Tickler or Trading Symbol Nabors Industries ("NBR")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) C/O Third Avenue Management LLC 622 Third Avenue, 32nd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year 12/2002
(Street) New York, NY 10017			5. If Amendment, Date of Original (Month/Year) N/A			7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3.Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	1/14/02	1/14/02	G	23,333	D
Common Stock	1/15/02	1/15/02	G	78,004	D
Common Stock	1/16/02	1/16/02	G	953	D		47	D
Common Stock(1)	1/14/02	1/14/02	G	20,000	D
Common Stock(1)	1/15/02	1/15/02	G	69,942	D
Common Stock(1)	1/15/02	1/15/02	G	110,000	D
Common Stock(1)	1/16/02	1/16/02	G	47	D		132,819	D
Common Stock(2)	1/15/02	1/15/02	G	787	D		-0-	D
Common Stock(3)							102,500	I

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy) (4)	27.05	1/22/02		A	30,000		1/22/03	1/22/12	Common Stock	30,000		30,000	D

Explanation of Responses: (1) The reporting person, who is President and CEO of the M.J. Whitman & Co. Inc.  (which prior to August 14, 1991, was a registered broker/dealer) that holds these securities for the benefit of third parties, disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 for any other purpose.

(2) These securities were owned by the wife (Mrs. Lois Whitman) of the reporting person.  The reporting person disclaim beneficial ownership of such securities for purposes of Section 16 or for any other purpose.

(3)   The amount of securities listed for Mr. Whitman includes 102,500 shares which may be acquired pursuant to the exercise of vested options (30,000 options are not vested as of the date of this filing).

(4)  Options vest 100% and will be non forfeitable on the first anniversary on the date of grant, provided that Mr. Whitman is a director of the company on such date.

/s/ Martin J. Whitman **Signature of Reporting Person	03/11/2003 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.